Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com

TOTAL ANNOUNCES SUCCESSFUL RESULTS
FROM GULF OF MEXICO EXPLORATION WELL
Paris, April 27, 2006 – Total announces successful results from its Alaminos Canyon Block 856 No. 1 well in the Gulf of Mexico. The block is located approximately 140 miles east of the Texas coast.
Drilled in 7,600 feet of water to a total depth of 14,600 feet, the well encountered approximately 290 feet of pay in two oil-bearing zones. An appraisal well will be drilled to further assess the extent of the accumulation.
Total E&P USA, Inc., a wholly owned subsidiary of Total S.A., is the operator with a 70 percent interest. Nexen Inc. holds the remaining 30 percent.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com